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NEWS                                                Monsanto

FOR IMMEDIATE RELEASE                      Loren W. Wassell - (314) 694-7002
                                           Scarlett Lee Foster - (314) 694-2883



                                                    Monsanto Company
                                                    Public Affairs
                                                    800 N. Lindbergh Boulevard
                                                    St. Louis, Missouri 63167

                                             MONSANTO ANNOUNCES INVESTMENT AND
                                             RESEARCH COLLABORATION WITH DEKALB

        ST. LOUIS, Feb. 1, 1996 -- Monsanto Company and DEKALB Genetics Corporation today announced a definitive agreement for a long-term research and development collaboration in the field of agricultural biotechnology, particularly corn and soybean seed.
        Both companies also announced non-exclusive cross-licensing agreements covering herbicide-tolerant and insect-protected corn products targeted to reach the market during the next three years. In addition, Monsanto will acquire 10 percent of DEKALB Genetics Class A (voting) common stock and up to 45 percent of Class B (non-voting) common stock.
        "This is a stretegic relationship to make Monsanto's crop technology available to growers in the seeds they prefer to plant," said Robert B. Shapiro, chairman and chief executive officer of Monsanto.
        "This collaboration greatly strengthens Monsanto's position in the important seed corn business. The quality of our technology is important, but so is the quality of the seeds that contain the improved performance traits. DEKALB is one of the industry's leaders in both biotechnology and conventional breeding," Shapiro said.
        "The research collaboration combines the strengths of both companies' agricultural biotechnology programs," said Bruce P. Bickner, DEKALB's chairman and chief executive officer. "By coordinating certain of our respective research activities, we will be able to bring more products with value-added traits to market within a shorter time span."
        As part of their 10-year research collaboration, Monsanto will pay DEKALB $19.5 million and the two companies will share licensing revenues for products that are developed as a result of the collaboration. The primary crops involved are corn and soybeans, but the collaboration also covers other crops, including sorghum, wheat, oilseeds, and produce.
        DEKALB will receive worldwide licenses for certain Monsanto technology, including technology for YieldGard insect protected corn, Roundup Ready corn, tolerant of Roundup herbicide, and for corn tolerant of glufosinate herbicide. Monsanto will receive licenses to use DEKALB's technology for YieldGard and Roundup Ready corn and the ability to further license the technology.
YieldGard corn is protected against certain insect pests with traits derived from a naturally occurring microorganism, Bacillus thuringiensis or "Bt."
        Monsanto and DEKALB will share royalties on future licenses on an equal basis. The worldwide licenses created by the agreement are non-exclusive.
Both companies remain free to license technologies to others. Neither the collaboration nor the cross-licensing agreements transfer to Monsanto any rights to DEKALB's proprietary inbred, hybrid or varietal seed lines.
        As part of the agreement, Monsanto will invest approximately $30 million to acquire 10 percent of the Class A voting stock of DEKALB and approximately 8 percent of the company's Class B non-voting stock. As a result of additional stock issued for the transaction, the total number of DEKALB's outstanding shares would rise from about 5.2 million to over

DEKALB Genetics Corporation, (815) 758-9223




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5.6 million.  "The sale of equity provides us with funds to support our growing seed business," Bickner said.
        Monsanto will make a cash tender offer for up to 1.8 million shares of the publicly traded Class B non-voting stock at a price of $71 per share. DEKALB's board of directors has unanimously endorsed Monsanto's tender offer and recommends it to shareowners who desire to sell all or a portion of their shares at a premium over the current market price.
        Details of the tender offer will be communicated promptly to DEKALB shareowners. The transaction is expected to be completed during March.
Monsanto will add one representative to the DEKALB board of directors in 1996 and, assuming a successful tender offer, another representative in 1997.
        A 10-year standstill agreement between the companies limits Monsanto ownership of DEKALB to 10 percent of the Class A voting stock and 40 percent of the total outstanding common stock. In a related agreement, the Roberts family members, owners of more than 50 percent of DEKALB's voting stock, have agreed with Monsanto will be given the first opportunity to purchanse such stock.
        "Clearly, Monsant will hold a significant minority share, but there is no change in control at DEKALB. The Roberts family continues to own a majority of the company's voting stock," Bickner said.
        "More important to DEKALB shareholders, however, is that this agreement strategically positions DEKALB's research capabilities for the start of the 21st century and creates an important source of licensing revenue. It also provides added assurance to our customers and dealers that DEKALB will continue to offer the most advanced genetic seed products to the marketplace," Bickner said.
        "Monsanto is making a sound investment in an industry leader. We will gain access to DEKALB's biotechnology portfolio, outstanding breeding capabilities, and to the expertise of a leading seed corn company," Shapiro said.
        "This new relationship recognizes the importance of linking biotechnology capabilities closely with breeding and seed production in order to bring new hybrids with improved production traits quickly into a very competitive marketplace. We intend to offer growers the best traits, in the best seeds, through leading seed companies like DEKALB," Shapiro said.
        Based in DeKalb, Illinois, DEKALB is engaged in the research, production and marketing of agricultural seed and swine breeding stock.
        Monsanto is a science and technology company based in St. Louis, Missouri. It is a global leader in agricultural biotechnology and in the development of improved food and fiber crops.
        Monsanto will commercialize four new products of agricultural biotechnology in 1996 after completing regulatory reviews. They include
Roundup Ready soybeans, tolerant of the Monsanto's Roundup herbicide; NewLeaf insect-protected potatoes; insect-protected cotton with the Bollgard gene; and Roundup Ready canola. YieldGard insect-protected corn and Roundup Ready corn are amoung the additional products currently in regulatory review.
                                    -oOo-
NOTE TO EDITORS: Roundup, Roundup Ready, YieldGard, NewLeaf and Bollgard are among the trademarks owned or licensed by Monsanto Company and its subsidiaries.

Additional media contact:
Thomas R. Rauman, Chief Financial Officer
DEKALB Genetics Corporation, (815) 758-9223